Exhibit 99.1

ibex Announces Retirement of Chief Financial Officer Karl Gabel

Gabel to Remain in Role Until June 30, 2023

WASHINGTON – April 4, 2023 – ibex (NASDAQ: IBEX), a leading global provider of business process outsourcing (BPO) and customer engagement technology solutions, today announced that Chief Financial Officer Karl Gabel has decided to retire, effective June 30, 2023, after a highly distinguished 19-year career with ibex. Gabel will continue to consult on an as-needed basis through a transition period ending September 30, 2023. The Company has initiated a comprehensive search process for a new Chief Financial Officer.

“On behalf of the ibex family, I want to extend my deepest thanks to Karl for all he has done for ibex and for the tremendous impact he has made on our company, our clients, and our shareholders,” said ibex CEO Bob Dechant. “During his tenure, Karl has driven a strategic vision for ibex’s financial success, which has helped transform the company. Today, ibex is a $500+ million global leader of customer experience outsourcing solutions and is poised for continued growth and success. We wish Karl the very best in his retirement.”

Karl joined ibex in 2004. He became the Chief Financial Officer of Ibex Global Solutions, Inc. in 2007, and the Chief Financial Officer of IBEX Limited in 2017. During his tenure, Karl held multiple finance leadership roles and his clear strategic vision helped ibex expand into new markets and geographies and drive substantial revenue growth and profitability.

“On behalf of the Board, I would like to thank Karl for his significant contributions at ibex,” said Mohammed Khaishgi, Chairman of ibex. “Over these last two decades, Karl has played a leading role in reshaping ibex and helping to improve our operating and financial performance. We wish Karl well in his retirement.”

“It has been an honor and privilege to be part of the ibex family for nearly two decades,” said Gabel. “I am extremely proud of everything we have accomplished and where the company is today. ibex has a world-class leadership team in place and is well positioned in the marketplace for future growth. I look forward to seeing ibex achieve new heights.”

About ibex

ibex delivers innovative business process outsourcing (BPO), smart digital marketing, online acquisition technology, and end-to-end customer engagement solutions to help companies acquire, engage, and retain valuable customers. Today, ibex operates a global CX delivery center model consisting of 34 operations facilities around the world, while deploying next-generation technology to drive superior customer experiences for many of the world’s leading companies across retail, e-commerce, healthtech, fintech, utilities and logistics.

ibex leverages its diverse global team of over 30,000 employees together with industry-leading technology, including its Wave X platform, to manage nearly 200 million critical customer interactions, adding over $2.2B in lifetime customer revenue each year and driving a truly differentiated customer experience. To learn more, visit our website at ibex.co and connect with us on LinkedIn.

Media Contact:
Dan Burris
ibex
Daniel.Burris@ibex.co

Investor Contact:
Michael Darwal
ibex
Michael.Darwal@ibex.co